June 4, 2010

Manuela Adl
Chief Operating Officer
Westpac Banking Corporation
575 Fifth Avenue, 39th Floor
New York, NY 10017

Re: **Westpac Securitisation Management Pty Limited**
      Registration Statement on Form S-3
      Filed May 10, 2010
      File No. 333-166670

Dear Ms. Adl:

We have limited our review of your filing to the issues described in our comments below. Please note that our limited review covers only those issues addressed in the comments. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask that you provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and we welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Supplement

Summary of the Notes, page S-3
Structural Overview, page S-3

1. We note disclosure in the first paragraph on page S-4 that the issuer trustee may dispose of or create interests in the trust "in the ordinary course of its business." Please advise as to what actions the trustee could take that would not be in

accordance with the transaction documents. Alternatively, please delete this disclosure.

The Housing Loan Pool, page S-7

2. Your summary section should briefly summarize the material characteristics specific to each issuing entity. For instance, we note that you contemplate that some mortgage loans in the pool may be low-doc loans or interest-only loans. We also note that there could be modified loans or exception loans in the pool. Please revise to disclose in the summary section the number and percentage of such loans in the mortgage pool.

Withholding Tax, page S-8

3. Please advise as to the purpose of the optional redemption feature in the event that Australian withholding taxes are required.

Risk Factors, page S-15

4. Please create a risk factor to discuss the general issues with respect to the ABS market and the specific issues with respect to the securitization of mortgage loans in light of the current credit market conditions.

Delinquency and Loss Experience on the Housing Loans, page S-35

5. Please revise the table on page S-36 to include delinquency data in 30/31 day buckets through charge-off. We note disclosure on page S-35 that housing loans may not be charged off as uncollectible until two years' delinquent.

Base Prospectus

Description of the Offered Notes, page 13
Optional Redemption of the Notes, page 20

6. Please revise to clarify whether a class of notes would be redeemable at the discretion of the issuer or the holder of the security.

Other Financial Obligations Related to the Notes, page 26
Purchase Obligations, page 26

7. We note your disclosure contemplates purchase obligations. Please provide us with your analysis of how these purchase obligations fit within the requirements of Item 1114 or 1115 of Regulation AB as applicable.

<u>Description of the Transaction Documents, page 27</u>
<u>Issuance of Additional Notes, page 28</u>

8. We note that the issuing entity may issue additional notes secured by the assets of the trust. Given this disclosure, please provide us with your analysis as to why you are not a series trust or delete these references.

Part II

<u>Exhibit 10.1</u>

9. We note that the Servicing Agreement is being incorporated by reference to an exhibit to Registration Statement No. 333-140399. We are unable to locate the agreement. Please file the Servicing Agreement with your next amendment or please advise.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

    If you have any questions regarding these comments, you may contact J. Nolan McWilliams at (202) 551-3217. If you need further assistance, you may contact me at (202) 551-3574.

                                                            Sincerely,

                                                             Julie F. Rizzo
                                                            Attorney-Advisor

cc: Via facsimile (312) 706-8362
        Jon D. Van Gorp, Esq.
        Mayer Brown LLP